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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO _____________

                         COMMISSION FILE NUMBER 0-14120

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       ADVANTA CORP. EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  ADVANTA CORP.
                             WELSH AND MCKEAN ROADS
                                  P.O. BOX 844
                           SPRING HOUSE, PA 19477-0844

================================================================================

                                    SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Advanta Corp.
                                       Employee Savings Plan

Dated: June 17, 2005                   By: /s/ Philip M. Browne
                                           -------------------------------------
                                           Philip M. Browne
                                           Member of the Committee Administering
                                           the Plan

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                        4

FINANCIAL STATEMENTS:

  Statements of Assets Available for Benefits,
  December 31, 2004 and 2003                                                   5

  Statement of Changes in Assets Available for Benefits,
  Year Ended December 31, 2004                                                 6

  Notes to Financial Statements                                                7

SUPPLEMENTAL SCHEDULE:

  Schedule H, Item 4i - Schedule of Assets (Held at End of Year)
  December 31, 2004                                                           12

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Advanta Corp. Employee Savings Plan
Administrative Committee:

We have audited the accompanying statements of assets available for benefits of Advanta Corp. Employee Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                       /s/ KPMG LLP

Philadelphia, PA
June 17, 2005

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                                                   DECEMBER 31,
                                          -----------------------------
                                             2004              2003
                                          -----------       -----------
ASSETS

Investments                               $42,756,353       $34,916,131

Employer contribution receivable              911,445           882,048

Participant loans receivable                  484,414           480,533

Cash and cash equivalents                      39,621            35,213
                                          -----------       -----------
TOTAL ASSETS AVAILABLE FOR BENEFITS       $44,191,833       $36,313,925
                                          ===========       ===========

See accompanying notes to financial statements.

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN

              STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 2004

INCREASES:
Net increase in fair value of investments                          $ 5,621,770
Interest and dividend income                                         1,121,970
Employee contributions                                               2,845,390
Rollovers                                                              174,582
Employer contributions                                               1,750,004
                                                                   -----------
Total increases                                                     11,513,716

DECREASES:
Distributions to participants                                       (3,635,808)
                                                                   -----------
Total decreases                                                     (3,635,808)
                                                                   -----------
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS                        7,877,908

ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                    36,313,925
                                                                   -----------
ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                         $44,191,833
                                                                   ===========

See accompanying notes to financial statements.

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

NOTE 1) DESCRIPTION OF PLAN

The Advanta Corp. Employee Savings Plan (the "Plan"), as amended, was adopted effective July 1, 1983 and is a defined contribution plan available to all employees of Advanta Corp. and its subsidiaries ("Advanta") who have reached age 21 with one year of service. Effective January 1, 2005, employees who have reached age 21 with six months of service will be eligible for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following description of the Plan as of December 31, 2004 provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Participants may elect to defer a portion of their compensation before certain taxes are deducted. Advanta may elect to limit the maximum percentage a participant may contribute to the extent it determines that such limitation is necessary in order to comply with the rules for plan qualification under Sections 401(a) and (k) of the Internal Revenue Code. Eligible participants may elect to contribute up to 25% of their salary subject to the limits under
Section 401 of the Internal Revenue Code. Advanta also makes matching contributions to the Plan, a portion of which is made on a per pay period basis. Such employer contributions are equal to 50% of each employee's contributions to the Plan up to 5% of the employee's compensation (so that the initial maximum matching contribution by Advanta would be 2.5% of an employee's compensation), subject to certain limitations on matching contributions to highly compensated employees under applicable provisions of the Internal Revenue Code. Advanta may make an additional matching contribution as of the end of the Plan year for the benefit of participants who are employed as of the last day of the Plan year. Total employer contributions in 2004 and 2003 were 100% of the first 5% of employees' compensation contributed to the Plan, subject to the above-referenced limitations. Eligible participants aged 50 or over may also elect to make additional catch-up contributions subject to the dollar limits in the Economic Growth and Tax Relief Reconciliation Act of 2001. These catch-up contributions are not eligible for employer matching contributions.

The Plan is subject to certain non-discrimination standards under Section 401(k) of the Internal Revenue Code. In order to comply with these standards, certain participants who are highly compensated employees (as defined in the Internal Revenue Code) may have a portion of their contributions refunded to them after the end of the Plan year or their contributions may be limited during the year. Further, the Plan also permits Advanta to make qualified non-elective contributions.

                                 ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

Because contributions made under Section 401 cannot be included in the income of participants when made, they are fully taxable when distributed unless rolled over into another qualified plan or individual retirement account. Participants are fully vested as to employer and employee contribution accounts at all times.

Plan participants may invest their contributions in one or more investment funds and in shares of Advanta's Class B Common Stock. The Plan invests cash related to pending trades in a short-term money market fund. Six new investment options were made available to participants in December 2004. In March 2005, the John Hancock Small Cap Growth Fund and Putnam New Opportunities Fund investment options were replaced by two of the new investment options, the Managers Special Equity Fund and American Funds - The Growth Fund of America, respectively.

As provided for in the Plan document, loans are available to participants under certain specified conditions. The principal amount of a Plan loan to a participant may not exceed the lesser of $50,000 (reduced by the maximum amount of any Plan loans outstanding anytime during the preceding year) or 50% of a participant's accrued equity in the Plan. Plan loans are generally limited to a term of five years (or, in the case of a loan used to finance the acquisition of a principal residence, fifteen years) and currently bear an interest rate of the prime rate as published in the Wall Street Journal as of the date the loan is requested plus 1%. Plan loans are collateralized by the participant's accrued benefit in the Plan.

While it is Advanta's intention to continue the Plan in operation indefinitely, any termination of the Plan or discontinuance of contributions, subject to the provisions of ERISA, will not result in the use or diversion of Plan assets for any purposes other than the exclusive benefit of Plan participants and their beneficiaries.

NOTE 2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared using the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                                 ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are stated at estimated fair value on the statements of assets available for benefits. The fair value of the T. Rowe Price Stable Value Common Trust Fund (the "Stable Value Fund") is estimated based on the Stable Value Fund's audited financial statements that state, "Generally, fair value for an investment contract is book value unless the trustee determines that book value does not represent the fair value of the contract. Book value (also known as contract value) is cost plus accrued income minus redemptions. In determining fair value, the trustee primarily considers factors such as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the agreement. In the sole discretion of the trustee, and under circumstances that the trustee deems appropriate, the fair value of an investment contract may be more or less than book value." The average yield and crediting interest rate for the Stable Value Fund was 4.32% for the year ended December 31, 2004 and 4.67% for 2003. Fair value for the investments, other than the Stable Value Fund, is based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

PARTICIPANT ACCOUNTS

Plan participants may invest their contributions and employer contributions in one or more of the investment options offered by the Plan. Wilmington Trust Company is the Trustee of the Plan.

Investment income, representing interest and dividends, and changes in the fair value of investments, are credited to each participant on a daily basis based upon individual investment options selected.

ADMINISTRATIVE EXPENSES

All administrative expenses of the Plan and other fees incident to the management of the Plan are paid for by Advanta, except for brokerage commissions, investment advisory fees and transfer taxes, if any.

DISTRIBUTIONS TO PARTICIPANTS

Distributions to participants are recorded when paid.

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

NOTE 3) INVESTMENTS

The carrying values of individual investments that represent more than 5% of the Plan's assets available for benefits were as follows:

                                                     DECEMBER 31,   DECEMBER 31,
                                                         2004           2003
                                                     ------------   ------------

T. Rowe Price Stable Value Common Trust Fund         $ 4,067,104     $3,882,971
Vanguard 500 Index Fund - Admiral Class Shares        10,468,706              -
Vanguard 500 Index Fund - Investor Class Shares                -      9,084,493
Dodge & Cox Stock Fund                                 8,010,157      6,230,368
Dodge & Cox Balanced Fund                              5,652,869      4,996,886
Vanguard International Growth Fund - Admiral
 Class Shares                                          2,896,859              -
Vanguard International Growth Fund - Investor
 Class Shares                                                  -      2,216,706
Putnam New Opportunities Fund - Class A Shares         2,784,419      2,782,791
Advanta Corp.* Class B Common Stock                    4,912,678      2,702,006

* Party-in-interest to the Plan

The net increase in fair value of investments, including gains and losses on investments bought and sold, as well as held during the year, was comprised of the following for the year ended December 31, 2004:

Vanguard 500 Index Fund - Investor Class Shares                      $  731,849
Vanguard 500 Index Fund - Admiral Class Shares                          111,027
Dodge & Cox Stock Fund                                                  954,642
Dodge & Cox Balanced Fund                                               421,690
Vanguard International Growth Fund - Investor Class Shares              369,442
Vanguard International Growth Fund - Admiral Class Shares                29,053
Putnam New Opportunities Fund - Class A Shares                          278,456
John Hancock Small Cap Growth Fund - Class I Shares                     251,534
Western Asset Core Bond Portfolio - Institutional Class
 Shares                                                                 (13,199)
American AAdvantage Small Cap Value - Planahead Class Shares             (3,061)
JP Morgan Mid Cap Value Fund - Class A Shares                             1,436
PIMCO Real Return Fund - Institutional Class Shares                        (276)
American Funds - The Growth Fund of America -
 Class R-5 Shares                                                           855
Goldman Sachs Growth Opportunities Fund - Class A Shares                  1,273
Managers Special Equity Fund - I Class Shares                               675
Advanta Corp. Class A Common Stock                                       80,830
Advanta Corp. Class B Common Stock                                    2,405,544
                                                                     ----------
TOTAL                                                                $5,621,770
                                                                     ==========

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

NOTE 4) FEDERAL INCOME TAXES

The Internal Revenue Service issued a favorable determination letter dated December 1, 2003, concerning the Plan as qualifying under applicable provisions of the Internal Revenue Code. The favorable determination letter was issued subject to the adoption of a technical amendment to the Plan. The technical amendment was adopted by the Plan on February 19, 2004. Although the Plan has been amended, including the technical amendment, since receiving the determination letter, the Plan administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt for the year ended December 31, 2004. Accordingly, no provision for income taxes is shown in the accompanying financial statements.

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN
                                 EIN 23-1462070

         SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2004

                                                                       CURRENT
                                       DESCRIPTION         COST**       VALUE
                                       -----------         ------      -------
T. Rowe Price Stable Value
 Common Trust Fund                     Common Trust Fund           $ 4,067,104
Vanguard 500 Index Fund - Admiral
 Class Shares                          Mutual Fund                  10,468,706
Dodge & Cox Stock Fund                 Mutual Fund                   8,010,157
Dodge & Cox Balanced Fund              Mutual Fund                   5,652,869
Vanguard International Growth Fund -
 Admiral Class Shares                  Mutual Fund                   2,896,859
Putnam New Opportunities Fund -
 Class A Shares                        Mutual Fund                   2,784,419
John Hancock Small Cap Growth Fund -
 Class I Shares                        Mutual Fund                   1,915,668
Western Asset Core Bond Portfolio -
 Institutional Class Shares            Mutual Fund                   1,356,599
American AAdvantage Small Cap
 Value Fund - Planahead Class Shares   Mutual Fund                     183,237
JP Morgan Mid Cap Value Fund -
 Class A Shares                        Mutual Fund                     119,867
PIMCO Real Return Fund -
 Institutional Class Shares            Mutual Fund                      77,631
American Funds - The Growth Fund
 of America - Class R-5 Shares         Mutual Fund                      63,121
Goldman Sachs Growth Opportunities
 Fund - Class A Shares                 Mutual Fund                      31,999
Managers Special Equity Fund -
 I Class Shares                        Mutual Fund                      29,526
Advanta Corp.* Class A Common Stock    Common Stock                    185,913
Advanta Corp.* Class B Common Stock    Common Stock                  4,912,678
Participant loans receivable*,
  bearing interest from 5.00%
  to 10.50%                                                            484,414
Cash and cash equivalents                                               39,621
                                                                   -----------
                                                                   $43,280,388
                                                                   ===========

*  Party-in-interest to the Plan

** Cost information is not required as investments are participant-directed.

See Report of Independent Registered Public Accounting Firm.

                                  EXHIBIT INDEX

EXHIBIT     DESCRIPTION
-------     -----------
23.1        Consent of Independent Registered Public Accounting Firm